Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014
March 17, 2006
VIA FACSIMILE: 202-772-9209
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Mr. David Roberts
Re:	Desert Capital REIT, Inc. File No. 333-128885 Pre-Effective Amendment No. 3 to Registration Statement on Form S-11 Filed March 17, 2006
Dear Mr. Roberts:
          Desert Capital REIT, Inc. as the registrant of the above-captioned registration statement hereby respectfully requests that the above referenced registration statement be permitted to become effective at 4:00 p.m., Eastern Standard Time, on Wednesday, March 22, 2006, or as soon thereafter as is practicable. The above named registrant is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934. Specifically, Desert Capital REIT, Inc. acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please advise our counsel, Gina E. Betts at (214) 740-8000 of any questions.
Very truly yours,
DESERT CAPITAL REIT, INC.

By:	/s/ Todd B. Parriott

Todd B. Parriott
Chairman of the Board, Chief Executive Officer, President and Chief Investment Officer